Robert Goedert To Call Writer Directly: (312) 862-7317 rgoedert@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

March 20, 2017

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows
William Thompson
Scott Anderegg
Lilyanna Peyser
Mara L. Ransom

Re:	Carvana Co.
Draft Amendment No. 2 to Registration Statement on Form S-1
Submitted February 28, 2017
CIK No. 0001690820

Ladies and Gentlemen:

On behalf of Carvana Co. (the “Company”), we are writing to respond to the comments from the staff of the SEC (the “Staff”) raised to us orally on March 17, 2017 and raised in its initial comment letter to the Company dated January 18, 2017 (the “First Comment Letter”).

In response to the Staff’s oral comment to revise the Use of Proceeds section of the prospectus to address Instruction 4 to Item 504 of S-K with respect to the Verde Credit Facility, the Company advises the Staff that the Verde Credit Facility was only used for working capital on a short-term basis. The Company will add clarifying disclosure to this effect in the Use of Proceeds section of its first public filing of its Registration Statement on Form S-1.

In response to the Staff’s oral comment to consider disclosing additional detail concerning the option grants to be made upon pricing of the offering, the Company will revise its disclosure, where applicable, to indicate the approximate number of employees receiving option grants upon pricing of the offering in its first public filing of its Registration Statement on Form S-1.

Beijing Hong Kong Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission

March 20, 2017

In response to comment 1 of the First Comment Letter and in accordance with Rule 418(b) promulgated under the Securities Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), we are submitting in hard copy form under separate cover the “testing-the-water” presentation that the Company used in reliance on Section 5(d) of the Securities Act. The Company has not presented any other written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf.

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Securities and Exchange Commission

March 20, 2017

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert

Robert Goedert

cc: Paul Breaux

Carvana Co.